By fax: (202) 942-9528 and by post

29 April 2005

United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

For the attention of Mr. Yong Choi

RE:     Form 20-F for the fiscal year ended March 31, 2004
        China Technology Global Corporation
        FILE NO. 000-21919

Dear Mr. Choi,

I refer to your letter dated 2 March 2005 and would like to thank you again for your patient of our delayed response and your efforts in enhancing our overall disclosure in Form 20F reporting.

Having taken into the measures of your valuable advices, we have reviewed our filings and would like to make the below recommendations for your kind consideration.

1. Net Loss, Page 24 & 25

In our Form 20-F filed on 18 November 2004, "Loss on disposal of fixed assets" and "Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at Conghua" made during the reporting year were classified as non-recurring items. It is because the Company had made a one-off decision and disposed of all of its paper business related fixed assets during the year and the Company believed there would unlikely be any further disposal of paper business related fixed assets in the coming years. As such, the Management considered that it would be appropriate to classify those items as non-recurring items and would not recommend amendments to the filing. However, if the SEC staff considers the items should be treated as recurring items, we would propose to amend the presentation in the future filings (i.e. Form 20F filing for the financial year ended March 31,

2005) based on the fact that there is no material changes to the numbers nor overall disclosure of the previous filing.


2. Consolidation Statements of Operations, Page 50

In our Form 20F, we had included "Loss on disposal of fixed assets", "Provision for doubtful debts" and "Impairment losses of property, plant and equipment" into Statements of Operations on Page 50 and we believed they were all included into "Loss from Operations" and not being excluded from "Loss from Operations". In fact, the Company did not present a subtotal Loss from Operations in its filing. For better understanding of the nature and effect of the expenses, we had shown the items separately in the Statements of Operations. By showing the items separately, we believe the readers are being provided with additional valuable information in evaluating the performance of the Company. Again, we do not recommend amendments to the filing and should the SEC staff considers that an amendment is needed, we would propose to amend the presentation in the future filings.


3.    Note 15 - Loss on Disposal of Subsidiaries, Page 67

Our board of directors devoted its time and efforts to appraising the value of our assets and the merits of the business plan under which we have operated for the past several years. After their review, we determined that it was not feasible to continue to purse the earlier objective of building an integrated paper manufacture with four principal paper plants. As such we entered into an agreement to dispose of our paper business subsidiaries and fixed assets for a total consideration of HK5.00 based on an arms length negotiation with an unrelated party. Pursuant to the agreement, we have only leased back certain of the fixed assets and maintained limited lines of paper operation. The term of the lease is only one year and renewable yearly because the directors are not optimistic of the long term profitability of the paper business. In view of the rising costs of the operation and the difficulty of generating profit in the future, the directors believe the nominal value of consideration received is reasonable. The directors also believe it would not be appropriate to consider the lease term is favorable when those leaseback assets are unlikely to generate future income to the Company. As a matter of fact, the Company has ceased all its paper business in the first quarter 2005 due to the unexpected poor performance of its paper business environment of China and all leased assets have been returned to the owner and the lease term has ended in March 2005.

Details of computation of sale of fixed assets :

                                                HK$'000
Proceeds on sale of fixed assets (HK$5)               -
Net book value                                   19,500
                                               ---------
Loss on sale of fixed assets                    (19,500)
                                               =========

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We trust the above shall resolve your queries and should you have any questions, please do not hesitate to contact the undersigned at (Office) 852-2255-0639.

Yours sincerely,
For and on behalf of
China Technology Global Corporation

/s/ YU Wai Kit

YU Wai Kit (Eddie)
Corporate Secretary